February 19, 2016

Terence O’Brien, Branch Chief

Jenn Do, Staff Accountant

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Donaldson Company, Inc. Form 10-K filed November 9, 2015 File No. 1-7891

Dear Mr. O’Brien and Ms. Do:

This letter is in response to your letter dated January 25, 2016 (the “SEC Comment Letter”), regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2015

Note A Summary of Significant Accounting Policies, page 34

Revenue Recognition, page 36

1.	Please expand your disclosures to address the following:
•	Please disclose how you determine when both product ownership and risk of loss have transferred to the customer;
•	We note that you also have sales agreements which contain multiple elements or nonstandard terms and conditions. Please further clarify the extent to which your agreements have multiple elements or non-standard terms and conditions. Please address your consideration of these multiple elements and non-standard terms and conditions in determining how to recognize revenue, including any estimates or assumptions that need to be made when determining when to recognize revenue; and
•	For your revenue recognition policy related to Gas Turbine Systems, please clarify the terms in the contracts which may result in the deferral of revenue and how you determine when to recognize revenue.

Donaldson Response

In future filings, beginning with our Form 10-K for the year ended July 31, 2016, we will revise our disclosure to include the additional clarity as recommended by the Staff as follows:

Revenue recognition The Company sells a wide range of filtration solutions into many industries around the globe. Revenue is recognized when both product ownership and the risk of loss have transferred to the Customer, the Company has no remaining obligations, the selling price is fixed and determinable, and collectability is reasonably assured. The vast majority of the Company’s sales agreements are for standard products with product ownership and risk of loss transferring to the Customer when the product has shipped. Although less common, the Company does have sales agreements with Customers requiring product ownership and risk of loss to transfer at the Customer’s location. For these non-standard terms, the Company defers revenue on these product sales until the product has been delivered.

United States Securities and Exchange Commission

February 19, 2016

For the Company’s Gas Turbine Systems (GTS) sales, which typically consist of multiple shipments of components that will comprise the entire GTS project, it must carefully monitor the transfer of title related to each portion of a system sale. The Company defers revenue recognition until product ownership and risk of loss has transferred to the Customer for all components and when all terms specified in the contract are met which may include requirements such as the requirement for the Company to deliver technical documentation to the Customer or a quality inspection which may be required to be approved by the Customer.

To a limited extent and more common within the Gas Turbine Systems and Industrial Filtration Solutions businesses, the Company enters into sales agreements that involve multiple elements (such as equipment, replacement filter elements, and installation services). In these instances, the Company determines if the multiple elements represent separate units of accounting. The price of the separate products and services is allocated using the relative selling price based on the Company’s pricing for products and services sold separately. Revenue is recognized when the product or service has been delivered.

Additionally, the Company records estimated discounts and rebates offered to certain Customers as a reduction of sales in the same period revenue is recognized.

Note J Income Taxes, page 52

2.	The majority of your cash and cash equivalents are held by foreign subsidiaries and most of these funds are considered permanently reinvested outside the U.S. You repatriated $152.0 million of cash during fiscal 2015 and $25.5 million during the first quarter of fiscal 2016 in the form of cash dividends. You note that these were part of your total planned dividends for these periods. In this regard, please address the following:
•	Please help us understand how you determine the amount of your total planned dividends for each year versus those amounts that will be considered to be permanently reinvested;
•	Please tell us whether you previously considered the foreign earnings that were repatriated during fiscal 2015 or fiscal 2016 to be permanently reinvested. If so, please tell us at what point you determined that they would not be; and
•	Please tell us how you concluded that the remaining $938 million should be considered to be permanently reinvested in light of your repatriation of amounts in previous years.

Refer to paragraph ASC 740-30-25-17

Donaldson Response

Please help us understand how you determine the amount of your total planned dividends for each year versus those amounts that will be considered to be permanently reinvested.

The total amount of planned dividends for each year is equivalent to the amount of dividends that can be repatriated with no additional U.S. tax liability, as stated in the tax footnote, and furthermore which does not conflict with investment plans outside the U.S., and generally which are less than or equal to current year foreign earnings. We are able to approximate this amount of earnings each year based on forecasted foreign earnings and related taxes paid. We will not repatriate foreign earnings if it is not tax effective to do so regardless of investment opportunities, and will only change our assertion regarding prior year earnings in extraordinary situations or if unforeseen events occur post-assertion that in our judgment require additional repatriation. Therefore, the amount considered permanently reinvested each year is equal to the amount that we are not able to repatriate without additional U.S. tax liability and/or that we determine to be reinvested outside the U.S. based on local investment needs for the year.

United States Securities and Exchange Commission

February 19, 2016

Please tell us whether you previously considered the foreign earnings that were repatriated during fiscal 2015 or fiscal 2016 to be permanently reinvested. If so, please tell us at what point you determined that they would not be.

The majority of foreign earnings repatriated in fiscal 2015 consisted of current year earnings (approximately $80 million of $125 million total, not $152 million total as stated in the question), and thus were not previously considered indefinitely reinvested. The determination that the portion of the foreign earnings previously considered to be permanently reinvested would no longer be considered permanently reinvested, and would be repatriated, occurred approximately at the end of the first quarter of the fiscal year.

In October of fiscal 2015, the Company completed a foreign legal entity restructuring. The restructuring resulted in the U.S. taxation of all current year foreign earnings which generate excess foreign tax credits over U.S. tax liability. The extent of this tax benefit was not known to the Company until October of fiscal 2015 when certain key aspects of this restructuring were finalized. Thus if the Company were to have repatriated one hundred percent of the current year foreign earnings related to the legal entity restructuring, it would have recognized a significant net tax benefit for the fiscal year. Therefore, the Company was presented with an opportunity to repatriate additional prior year earnings at no additional tax cost (due to the forecasted net tax benefit on the repatriation of current year foreign earnings) and still follow the Company’s policy of only repatriating cash when it is tax effective to do so. By early November of fiscal 2015 the Company acted upon this opportunity and changed its assertion regarding certain foreign earnings that were previously considered permanently reinvested.

The level of tax benefit recognized in fiscal 2015 on the repatriation of certain foreign earnings is not expected to be reached again in the foreseeable future due to a change in the mix of foreign earnings and taxes as a result of the foreign legal entity restructuring completed during the year. Therefore, we view the circumstances which produced the significant tax benefit on the repatriation of fiscal 2015 current year earnings as nonrecurring in nature, and consider this action and outcome an exception to our general rule of limiting repatriations to approximate current year foreign earnings.

The foreign earnings repatriated in fiscal 2016 to date consisted entirely of current year earnings that had not been previously considered as permanently reinvested.

Please tell us how you concluded that the remaining $938 million should be considered to be permanently reinvested in light of your repatriation of amounts in previous years.

As stated in the Company’s Form 10-K (Liquidity and Capital Resources), it is not necessary for the Company to repatriate cash to meet its cash needs in the U.S., as the cash generated from U.S. operations plus the Company’s short-term debt facilities are anticipated to be sufficient for those needs. The fiscal 2015 repatriation of the foreign earnings previously considered to be permanently reinvested is, again, considered to be nonrecurring in nature for the aforementioned reasons. As such, the remaining $938 million is considered permanently reinvested based on our estimation that planned dividends for future years will not exceed those current year foreign earnings.

Note O Quarterly Financial Information (Unaudited), page 58

3.	We note that the material weakness identified during fiscal 2015 related to certain revenue transactions in the European Gas Turbine Systems business also impacted the first and fourth quarters of fiscal 2015 as well as the fourth quarter of fiscal 2014. Please provide us with a summary of the impact of these transactions on the first and fourth quarters of fiscal 2015 as well as the fourth quarter of fiscal 2014 in a similar manner to your disclosures on pages 58 and 59 related to the impact of these transactions on the second and third quarters of fiscal 2015.

United States Securities and Exchange Commission

February 19, 2016

Donaldson Response

As indicated in our Form 10-K, the transactions that were inappropriately accelerated into the fourth quarter of fiscal 2014 were inconsequential and therefore, we chose not to revise the financial information for that period nor for the first quarter of fiscal 2015. The following tables present the effect of the misstatements as the Staff requested for the quarters ended July 31, 2014, and October 31, 2014, as if they had been revised:

	As Previously Reported	Effect of Misstatement	If Revised
For the quarter ended July 31, 2014
Net sales	$668,226	$(1,620)	$666,606
Cost of sales	429,903	(1,322)	428,581
Gross profit	238,323	(298)	238,025
Operating income	99,150	(298)	98,852
Earnings before income taxes	100,852	(298)	100,554
Income taxes	27,896	(101)	27,795
Net earnings	72,956	(197)	72,759
Basic earnings per share	0.51	—	0.51
Diluted earnings per share	0.50	—	0.50
Comprehensive income	72,956	(197)	72,759

For the quarter ended October 31, 2014
Net sales	$596,510	$1,620	$598,130
Cost of sales	387,458	1,322	388,780
Gross profit	209,052	298	209,350
Operating income	76,972	298	77,270
Earnings before income taxes	77,283	298	77,581
Income taxes	21,336	101	21,437
Net earnings	55,947	197	56,144
Basic earnings per share	0.40	—	0.40
Diluted earnings per share	0.40	—	0.40
Comprehensive income	55,947	197	56,144

Regarding the fourth quarter of fiscal 2015, a revision was not applicable as the financial statements had not been previously filed. However, the impact of the misstatements on the fourth quarter of fiscal 2015 was as follows:

	Results exclusive of misstatement	Effect of Misstatement	As Reported
For the quarter ended July 31, 2015
Net sales	$609,746	$832	$610,578
Cost of sales	407,662	572	408,234
Gross profit	202,084	260	202,344
Operating income	78,123	260	78,383
Earnings before income taxes	77,787	260	78,047
Income taxes	21,525	88	21,613
Net earnings	56,262	171	56,433
Basic earnings per share	0.41	—	0.41
Diluted earnings per share	0.41	—	0.41
Comprehensive income	56,262	171	56,433

United States Securities and Exchange Commission

February 19, 2016

Note R Restructuring Charges and Other Adjusting Items, page 59

4.	During the earnings calls held on September 1, 2015 and November 25, 2015, it was indicated that fiscal 2015 restructuring activities will result in $30 million of annual cost savings and that restructuring activities that took place during the first quarter of fiscal 2016 will result in $25 million of annual cost savings. We note that you reported earnings before income taxes of $288.6 million for the year ended July 31, 2015. In this regard, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50. Your disclosures should include the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

Donaldson Response

In future filings, beginning with our Form 10-Q for the second quarter ended January 31, 2016, we will revise our disclosure to provide the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50. A draft of such disclosure is as follows:

In first quarter 2016, Donaldson took actions to further align its operating and manufacturing cost structure with current and projected Customer and end-market demand. These actions consisted of one-time termination benefits from restructuring the salaried and production workforce in all geographic regions and in both reportable segments. Total charges related to this action were expected to be $X.X million. These actions have been completed and resulted in a total pre-tax charge of $X.X million with $7.5 million recorded during the first quarter of fiscal 2016 and $X.X million recorded during the second quarter of fiscal 2016. The Engine Products segment incurred $X.X million and $X.X million and the Industrial Products segment incurred $X.X million and $X.X million of charges during the three and six month periods ended January 31, 2016, respectively. Restructuring charges for this action are summarized in the table below by income statement line item:

	Three Months Ended January 31, 2016	Six Months Ended January 31, 2016
Cost of sales	$ X.X	$ X.X
Operating expenses	X.X	X.X
Total	$ X.X	$ X.X

Total savings from these actions were initially estimated to result in $25 million of annual pre-tax savings. The Company continues to believe that an estimated $25 million in annual pre-tax savings is reasonable. The savings are a result of reduction in workforce and elimination of open positions and therefore, the savings are expected to commence immediately and will allow the Company to invest in other strategic initiatives. As the charges were incurred and paid in the same period, there was not a liability balance as of either October 31, 2015 or January 31, 2016.

United States Securities and Exchange Commission

February 19, 2016

If you have any further questions, please contact the undersigned at (952) 887-3489 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Scott J. Robinson
Scott J. Robinson Vice President and Chief Financial Officer

cc: Bill Cook Chairman, and Tod Carpenter President, Chief Executive Officer